Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:	UNITED STATES:
Maya Lustig Investor Relations & Public Relations Manager Lipman Electronic Engineering Ltd. 11 Haamal Street, Park Afek Rosh Haayin 48092, Israel 972-3-902-9730	Jeff Corbin/Lee Roth KCSA Worldwide 800 Second Ave New York, NY 10017 (212) 896-1214/(212) 896-1209 jcorbin@kcsa.com/lroth@kcsa.com

FOR IMMEDIATE RELEASE

LIPMAN ELECTRONIC ENGINEERING LTD. ANNOUNCES
EXERCISE OF UNDERWRITERS' OVERALL ALLOTMENT OPTION

Rosh Haayin, Israel, March 1, 2004 — Lipman Electronic Engineering Ltd. (Nasdaq, TASE: LPMA) today announced that it has issued an additional 126,400 of its ordinary shares to the underwriters of its recently completed initial public offering in the United States, pursuant to the underwriters' exercise of their overallotment option. The additional net proceeds to the Company from this issuance were approximately $4.9 million.

The offering was managed by Merrill Lynch & Co., HSBC Securities (USA) Inc. and Piper Jaffray & Co.

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, all under the NURIT® brand name. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, Turkey, China, Spain, Russia, Italy, Canada and Latin America.

Statements concerning Lipman's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.